Exhibit 21.1

Subsidiaries of PropertyGuru Group Limited

The following list sets forth the subsidiaries of PropertyGuru Group Limited:

Legal Name	Jurisdiction of Incorporation
PropertyGuru Pte. Ltd.	Singapore
Sendtech Pte. Ltd.	Singapore
AllProperty Media Co., Ltd.	Thailand
DDProperty Media Ltd.	Thailand
PropertyGuru International (Thailand) Co., Ltd.	Thailand
PropertyGuru Group (Thailand) Co., Ltd	Thailand
iProperty (Thailand) Co., Ltd	Thailand
Kid Ruang Yu Co., Ltd	Thailand
Prakard IPP Co., Ltd	Thailand
PT AllProperty Media	Indonesia
PropertyGuru International (Malaysia) Sdn Bhd	Malaysia
MyProperty Data Sdn Bhd	Malaysia
iProperty.com Malaysia Sdn Bhd	Malaysia
IPGA Management Services Sdn Bhd	Malaysia
PropertyGuru Technologies Private Limited	India
PropertyGuru Viet Nam Joint Stock Company	Vietnam
Do Thi Media Service Company Limited	Vietnam
Brickz Research Sdn Bhd	Malaysia